UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:
Alon Blue Square Israel Ltd.
Limor Ganot, co-CEO
Yehuda van der Walde, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-9-961-8504
Fax: 972-9-961-8636
Email: cfo@bsi.co.il

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL
RESULTS FOR THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2014

November 26, 2014 – Yakum, Israel -

*	In this quarter, the Company moved to net income of NIS 12.0 million compared to a loss of NIS 24.8 million in the corresponding quarter last year.

*	Net cash flows provided by operating activities amounted to NIS 143.7 million in this quarter compared to NIS 113.5 million in the corresponding quarter last year, an increase of 27%.

*	Operating profit before financing amounted to NIS 80.1 million in this quarter, an increase of 97% compared to the second quarter of this year, an increase of 662% compared to the first quarter of this year and an increase of 52% compared to the corresponding quarter last year.

*	Adjusted EBITDA amounted to NIS 136.5 million in this quarter compared to NIS 110.4 million in the second quarter of this year and NIS 127.1 million in the corresponding quarter last year.

*	In the Fueling and Commercial sites segment- operating profit in this quarter amounted to NIS 44.4 million compared to NIS 40.5 million in the corresponding quarter last year, an increase of 10% that mainly derives from increase in the quantities and profitability of the convenience stores and from the commencement of operations of the power station in Sugat plant which was offset due to the impact of Tzuk Eitan operation and increased competition.

*	In the Supermarkets segment- operating profit in this quarter amounted to NIS 59.5 million compared to NIS 26.3 million in the corresponding quarter last year, an increase of 126% including a profit from realization of assets and exiting losing branches.

*	In the Real Estate segment – an increase of approximately 35% in income from rental to external renters in this quarter compared to the corresponding period last year due to increase in rented spaces. Operating profit in this quarter amounted to NIS 12.1 million compared to NIS 22.5 million in the corresponding quarter last year, a decrease of 46% deriving from revaluation of the mall under construction in the wholesale market complex in Tel Aviv that was carried out in the corresponding quarter last year.

1

*	In the Houseware and textile segment – operating profit in this quarter amounted to NIS 3.0 million in this quarter compared to a loss of NIS 1.1 million in the corresponding quarter last year. The increase derived from an increase in sales and profitability despite the harm the Group experienced as a result of Tzuk Eitan operation.

*	Other segments

-	Diners – net income of approximately NIS 6.0 million in this quarter compared to NIS 11 million in the corresponding quarter last year. The quarter was effected from costs expensed in respect of issuing a credit card in collaboration with El Al and YOU club.

-	You Phone – continues to maintain its status as the largest MVNO in Israel and continues its marketing actions and increasing the brand awareness. An improvement in operating loss of 40% in this quarter compared to the corresponding quarter last year.

Consolidated profit and loss

	2014			2013
Consolidated profit and loss, NIS in millions	Q3	Q2	Q1	Q4
Revenues from sales, net	2,887.5	2,886.9	2,714.9	2,836.9
Operating profit	650.3	644.2	601.8	587.6
Operating profit before financing	80.1	40.6	10.5	64.0
Net income	12.0	(19.1)	(21.8)	(4.8)
Adjusted EBITDA	136.5	110.4	84.8	102.8

Segment results:

	2014			2013
Segment results, NIS in millions	Q3	Q2	Q1	Q3
Fueling and Commercial sites	44.4	38.4	27.1	40.5
Supermarkets *	59.5	15.8	(6.6)	26.3
Houseware and textile	3.0	1.7	5.8	(1.1)
Real Estate	12.1	22.5	24.0	22.5

* The third quarter includes a gain of NIS 28 million from realizing part of the logistic center complex in Rishon Lezion as a result of the transition to the logistic center in Kibbutz Eyal which is located near Kvish 6 .

2

	2014	2013
Segment results, NIS in millions	1-9	1-9
Fueling and Commercial sites	109.9	112.4
Supermarkets	68.7	55.1
Houseware and textile	10.5	1.0
Real Estate	58.6	35.8

3

Comments of Management

Mrs. Limor Ganot, co-CEO

"Alon Blue Square presents in this quarter transition into net income following an improvement in most of the operating segments. Like the entire market, we have experienced during the quarter the effects of Tzuk Eitan operation which took place in July and August and the continued decline trend in the consumption alongside an increased competition. Nonetheless, most of the group companies maintained stability and even have grown despite the challenging market conditions.

"BSRE shows increase in rental income and continues to promote projects such as the Comverse building in Ra'anana which is completed these days, the marketing of Tel Aviv Mall which 50% of its commercial spaces have been rented.

"Dor Alon continues to show growth in its operating profit resulting from increase in the fuel quantities sold and from the continued growth trend in the convenience stores despite the effect of Tzuk Eitan operation. In addition, in the course of the quarter a subsidiary of Dor Alon commenced supplying steam to the power station in Sugat plant.

"Mega continues to implement the strategic plan and the discount chain, YOU, is a great success. The chain has 25 branches and is recording a double digit increase in sales. In addition, in this quarter Mega completed an exit from several branches and surplus assets and signed an agreement to transfer the activity of 8 branches with a total area of 25,000 sq.m, part of which were transferred in this quarter and the remaining branches are expected to be transferred to the purchaser until the year end. At the beginning of the quarter, Mega commenced operating the new logistic center in Kibbutz Eyal.

"Na'aman and Vardinon took significant measures which now start to bear fruits. The companies continue to grow and present increase in the sales of SSS and profitability despite Tzuk Eitan operation and increased competition in the market.

"Diners in collaboration with El Al and YOU club launched a credit card which confers on the card holders unique benefits and accumulating frequent flyer points on each purchase where the purchases that are carried out in the group chains qualify for an accelerated accumulation of points. The accumulated points may be exercised for flight tickets in El Al or for purchase coupons in the group chains. Diners is growing rapidly and the company distributed a dividend in the quarter in the amount of NIS 100 million.

"YouPhone maintains its status as the largest MVNO in Israel. The company increases customer loyalty in Mega and Dor Alon chains and contributes to the companies' profitability. In addition, the company takes action to launch other services and products."

4

Results for the third quarter of 2014[1]

Gross revenues

Revenues (including government levies) in the third quarter of 2014 amounted to NIS 3,649.6 million (U.S. $987.7 million) as compared to revenues of NIS 3,765.7 million in the comparable quarter last year, a decrease of 3.1% mainly from decrease in fuel prices that resulted in decrease in sales of Dor Alon. The sales in this quarter were affected as a result of Tzuk Eitan operation that took place in July – August 2014.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,247.5 million (U.S. $344.9 million) as compared to NIS 1,292.4 million in the corresponding quarter last year, a decrease of 1.4%. The main decrease was due to decrease in fuel prices and was partly offset by an increase in quantitative sales.

Revenues of the Supermarkets segment[2] – amounted in this quarter to NIS 1,418.2 million (U.S. $383.8 million) as compared to NIS 1,468.6 million in the corresponding quarter last year, a decrease of 3.4%. The main decrease in sales mainly derived from holiday timing, decrease in consumption and the conversion of branches to YOU chain, which were closed during their conversion period.

Revenues of the Houseware and textile segment – amounted in this quarter to NIS 72.5 million (U.S. $19.6 million) as compared to NIS 69.2 million in the corresponding quarter last year, an increase of 4.8%. The main increase in revenues derived from the increase in sales in the textile segment and was partly offset by a decrease in sales in the houseware segment due to closing branches of Sheshet and converting the remaining Sheshet stores to Na'aman. The sales in this quarter of the segment were affected as a result of Tzuk Eitan operation that took place in July – August 2014

Revenues of the Real Estate segment – increase in rental income of 34.7% from NIS 9.8 million in the third quarter of 2013 to NIS 13.2 million (U.S. $3.6 million) in this quarter. The increase in revenues in this quarter mainly derives from increase in rented spaces to external parties compared to corresponding period last year.

1 The Company operates in four reportable segments: Fueling and Commercial sites, Supermarkets, Houseware and textile and Real Estate. Segmental information is included in this report below.

2 The segment revenues do not include branches which were resolved to cease their operations and therefore are not included in the segment. Comparative figures were adjusted accordingly.

5

Gross profit in the third quarter of 2014 amounted to NIS 650.3 million (U.S. $176.0 million) (22.5% of revenues) as compared to gross profit of NIS 676.3 million (22.5% of revenues) in the comparable quarter last year, a decrease of 3.8%. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 210.5 million (U.S. $57.0 million), (16.5% of revenues) compared to NIS 206.2 million in the comparable quarter last year (16.0% of revenues), increase of 2.1%. The main increase derives from increase in quantitative sales and was partly offset by higher inventory losses in this quarter, the effect of Tzuk Eitan operation and increased competition compared to the corresponding quarter last year.

In the Supermarkets segment, gross profit amounted to NIS 367.2 million (U.S. $99.4 million), (25.9% of revenues) compared to NIS 391.6 million in the third quarter of 2013 (26.7% of revenues), a decrease of 6.2%. The decrease in gross profit mainly derives from decrease in sales, as aforesaid and from a decrease in gross profit margin resulting from converting branches to YOU chain, which were closed during the conversion.

In the Houseware and textile segment, gross profit amounted to NIS 42.2 million (U.S. $11.4 million), (58.2% of revenues) compared to NIS 40.1 million in the third quarter of 2013 (58.0% of revenues), an increase of 5.2%. The increase in gross profit mainly derives from an increase in sales despite the negative effect of Tzuk Eitan operation.

Selling, general and administrative expenses in the third quarter of 2014 amounted to NIS 642.1 million (U.S. $173.8 million) (22.2% of revenues), compared to expenses of NIS 638.9 million (21.2% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 171.9 million (U.S. $46.5 million) compared to NIS 167.9 million in the third quarter of 2013, an increase of 2.4%, mainly from opening new sites and from increase in the provision for doubtful accounts that was recorded in the third quarter of 2014.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 364.3 million (U.S. $98.6 million) compared to NIS 360.4 million in the third quarter of 2013, an increase of 1.1% that mainly derives from the launch of the YOU chain.

In the Houseware and textile segment, selling, general and administrative expenses amounted to NIS 38.8 million (U.S. $10.5 million) compared to NIS 41.2 million in the third quarter of 2013, a decrease of 5.8% in expenses that mainly derives from closing Sheshet branches.

6

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 4.3 million (U.S. $1.2 million) compared to NIS 4.6 million in the third quarter of 2013.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 2.6 million (U.S. $0.7 million) compared to a profit of NIS 4.4 million in the third quarter of 2013.

Other income, net other income in this quarter amounted to NIS 66.0 million (U.S. $17.9 million) compared to other expenses of NIS 7.6 million in the third quarter of 2013. Other income includes gains of NIS 57.7 million (U.S. $15.6 million) deriving mainly from realizing part of the logistic center complex in Rishon Lezion (NIS 28 million) and from profits resulting from exiting losing branches.

Share in gains of associates in this quarter amounted to NIS 3.3 million (U.S. $0.9 million) compared to a share in gains of NIS 18.2 million in the corresponding quarter last year. In the corresponding quarter, the associates' gains included a profit of NIS 9 million from revaluation of Tel Aviv Mall.

Operating profit before financing in this quarter amounted to NIS 80.1 million (U.S. $21.7 million) (2.8% of revenues) as compared to operating profit of NIS 52.5 million (1.7% of revenues) in the third quarter of 2013, an increase of 52.6%.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 44.4 million (U.S. $12.0 million) (3.5% of revenues) as compared to operating profit of NIS 40.5 million in the third quarter of 2013, an increase of 9.6%. The main increase in operating profit derived from increase in gross profit and increase in other income.

In the Supermarkets segment, operating profit in this quarter amounted to NIS 59.5 million (U.S. $16.0 million) (4.2% of revenues) as compared to operating profit of NIS 26.3 million in the third quarter of 2013, an increase of 127.4%. The results of the quarter included capital gain from the realization of part of the logistic center complex in Rishon Lezion and profits from exiting losing branches.

In the Houseware and textile segment, operating profit in this quarter amounted to NIS 3.0 million (U.S. $0.8 million) (4.1% of revenues) as compared to operating loss of NIS 1.1 million in the third quarter of 2013. The transition into operating profit derives from increase in sales and decrease in selling, general and administrative expenses.

7

In the Real Estate segment, operating profit in this quarter amounted to NIS 12.1 million (U.S. $3.3 million) (91.3% of revenues) as compared to operating profit of NIS 22.5 million in the third quarter of 2013, a decrease of 46.2%. The main decrease in operating profit mainly derives from lower profits from changes in fair value of investment property in this quarter compared to corresponding quarter last year.

Finance costs, net in this quarter amounted to NIS 63.9 million (U.S. $17.3 million) as compared to net finance costs of NIS 80.6 million in the third quarter of 2013. The decrease in finance costs, net derives from a decrease in the prime interest rate and from increase in the CPI.

Taxes on income tax expenses in this quarter amounted to NIS 4.1 million (U.S. $1.1 million) as compared to tax benefit of NIS 6.3 million in the third quarter of 2013.

Net income, the income amounted in this quarter to NIS 12.0 million (U.S. $3.3 million) compared to a loss of NIS 24.8 million in the third quarter of 2013. The income in this quarter attributed to the Company's shareholders amounted to NIS 1.9 million (U.S. $0.5 million) or NIS 0.03 per share (U.S. $0.01) and the income attributed to non-controlling interests amounted to NIS 10.1 million (U.S. $2.7 million).

8

Cash flows for the third quarter of 2014

Cash flows from operating activities: Net cash flows provided by operating activities amounted to NIS 143.7 million (U.S. $38.9 million) in the third quarter of 2014 compared to NIS 113.5 million provided by operating activities in the comparable quarter last year. The main increase in cash flows from operating activities in this quarter compared to the corresponding quarter last year derives from changes in working capital, net of NIS 66.2 million (U.S. $17.9 million) and was offset by a decrease in operating profit of NIS 29.2 million (U.S. $7.9 million) and taxes paid in the amount of NIS 7.0 million (U.S. $1.9 million).

Cash flows used in investing activities: Net cash flows provided by investing activities amounted to NIS 24.9 million (U.S. $6.7 million) in this quarter as compared to net cash flows used in investing activities of NIS 140.2 million in the comparable quarter. Cash flows provided by investing activities in this quarter mainly included the proceeds from realization of property and equipment and investment property of NIS 48.2 million (U.S. $13.1 million), proceeds from marketable securities, net of NIS 115.6 million (U.S. $31.3 million) and repayment of long term loans of NIS 51.3 million (U.S. $13.9 million) net of purchase of investment property, property and equipment and intangible assets of NIS 93.3 million (U.S. $25.3 million). In the third quarter of 2013 the cash flows used in investing activities mainly included the purchase of investment property, property and equipment and intangible assets of NIS 69.7 million, investment in marketable securities of NIS 112.1 million, and was offset by proceeds from realization of marketable securities of NIS 31.7 million, and interest received of NIS 4.3 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 362.7 million (U.S. $98.2 million) in this quarter as compared to net cash flows used in financing activities of NIS 160.6 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included the repayment of long term loans of NIS 368.1 million (U.S. $99.6 million), repayment of debentures of NIS 263.5 million (U.S. $71.3 million), decrease in short term bank credit of NIS 70.5 million (U.S. $19.1 million), interest payment of NIS 46.5 million (U.S. $12.6 million), offset by receiving long term loans NIS 385.9 million (U.S. $104.5 million). The net cash flows used in financing activities in the third quarter of 2013 included mainly interest payments of NIS 59.9 million, repayment of debentures of NIS 343.4 million, repayment of long term loans of NIS 46.8 million, decrease in short term credit of NIS 170.1 million and was offset by issuance of debentures of NIS 324.2 million and receipt of long term loans of NIS 135.8 million.

9

Results for the first nine months of 2014

Gross revenues

Revenues (including government levies) in the first nine months of 2014 amounted to NIS 10,741.2 million (U.S. $2,907.0 million) as compared to revenues of NIS 11,253.6 million in the comparable period last year, a decrease of 4.6% mainly in the Supermarkets and Fueling and Commercial sites segments.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in the first nine months of 2014 to NIS 3,715.6 million (U.S. $1,005.6 million) as compared to NIS 3,897.4 million in the corresponding period last year, a decrease of 4.7%. The main decrease was due to decrease in fuel prices and was partly offset from an increase in quantitative sales.

Revenues of the Supermarkets segment[3]– amounted in the first nine months of 2014 to NIS 4,151.8 million (U.S. $1,123.6 million) as compared to NIS 4,399.8 million in the corresponding period last year, a decrease of 5.6%. The decrease in sales derived from decrease in selling spaces resulting from conversion of branches into YOU chain, which during the conversion period were partly closed.

Revenues of the Houseware and textile segment – amounted in the first nine months of 2014 to NIS 215.0 million (U.S. $58.2 million) compared to NIS 211.5 million in the corresponding period last year, an increase of 1.7%.

Revenues of the Real Estate segment – amounted in first nine months of 2014 to NIS 35.8 million (U.S. $9.7 million) compared to NIS 29.1 million in the corresponding period last year, an increase of 23.0%. The increase in revenues in this period mainly derives from increase in rented spaces to external parties.

3 The segment revenues do not include branches which were resolved to cease their operations and therefore are not included in the segment. Comparative figures were adjusted accordingly.

10

Gross profit in the first nine months of 2014 amounted to NIS 1,896.3 million (U.S. $513.2 million) (22.3% of revenues) as compared to gross profit of NIS 1,951.9 million (21.6% of revenues) in the comparable period last year, a decrease of 2.8%. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 602.6 million (U.S. $163.1 million), (16.2% of revenues) compared to NIS 593.0 million in the comparable period last year (15.2% of revenues). The main increase in the gross profit mainly derived from increase in quantitative sales. This increase was partly offset from the increased competition in the fuel segment compared to the corresponding period last year.

In the Supermarkets segment, gross profit amounted to NIS 1,065.6 million (U.S. $288.4 million), (25.7% of revenues) compared to NIS 1,126.5 million in the comparable period last year (25.6% of revenues), a decrease of 5.4%. The decrease in the gross profit is due to decrease in sales, as aforesaid.

In the Houseware and textile segment, gross profit amounted to NIS 128.5 million (U.S. $34.8 million), (59.8% of revenues) compared to NIS 122.4 million the comparable period last year (57.9% of revenues), an increase of 5.0% which was derived from the increase in sales despite the negative effect of Tzuk Eitan operation and from an increase in gross profit rate.

Selling, general and administrative expenses in the first nine months of 2014 amounted to NIS 1,863.6 million (U.S. $504.4 million) (22.0% of revenues), compared to expenses of NIS 1,881.0 million (20.8% of revenues) in the comparable period last year, a decrease of 0.9%.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 500.5 million (U.S. $135.5 million) compared to NIS 485.4 million in the comparable period last year, an increase of 3.1%. The main increase derives from opening new sites and from increase in the provision for doubtful accounts recorded in the third quarter of 2014.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,042.0 million (U.S. $282.0 million) compared to expenses of NIS 1,060.3 million in the first nine months of 2013, a decrease of 1.7% in expenses that mainly derived from decrease in selling spaces and efficacy measures and was partly offset from costs resulting from launching YOU chain and other real price increases.

11

In the Houseware and textile segment, these expenses amounted to NIS 117.8 million (U.S. $31.9 million) compared to NIS 120.9 million in the first nine months of 2013, a decrease of 2.6%.

In the Real Estate segment, these expenses amounted to NIS 14.7 million (U.S. $4.0 million) compared to NIS 14.3 million in the first nine months of 2013, an increase of 2.8%.

Changes in fair value of investment property in the first nine months of 2014 the Company recorded a profit in the amount of NIS 20.0 million (U.S. $5.4 million) compared to a profit of NIS 15.7 million in the corresponding period last year.

Other income, net other income in the first nine months of 2014 amounted to NIS 53.8 million (U.S. $14.6 million) and mainly profits from realizing assets and from exiting losing branches.

Share in gains of associates in this period amounted to NIS 24.7 million (U.S. $6.7 million) compared to NIS 21.2 million in the corresponding period last year.

Operating profit before financing amounted to NIS 131.1 million (U.S. $35.5 million) (1.5% of revenues) in the first nine months of 2014 as compared to operating profit of NIS 89.9 million (1.0% of revenues) in the first nine months of 2013, an increase of 45.8%.

In the Fueling and Commercial sites segment, operating profit in this period amounted to NIS 109.9 million (U.S. $29.7 million) (3.0% of revenues) as compared to operating profit of NIS 112.4 million in the corresponding period last year, a decrease of 2.2%. The main decrease in operating profit derived from a decrease in sales and an increase in selling, general and administrative expenses as mentioned above.

In the Supermarkets segment, operating profit in this period amounted to NIS 68.7 million (U.S. $18.6 million) (1.7% of revenues) as compared to operating profit of NIS 55.1 million in the corresponding period last year, an increase of 24.7%. The results in this period included capital gain from the realization of part of the logistic center complex in Rishon Lezion and profits from exiting losing branches.

12

In the Houseware and textile segment, operating profit in this period amounted to NIS 10.5 million (U.S. $2.8 million) (4.9% of revenues) as compared to operating profit of NIS 1.0 million in the corresponding period last year, an increase of 950%. The main increase in the operating profit derives from increase in sales, in gross profit and a decrease in selling, general and administrative expenses.

In the Real Estate segment, operating profit in this period amounted to NIS 58.6 million (U.S. $15.9 million) (163.8% of revenues) as compared to operating profit of NIS 35.8 million in the corresponding period last year, an increase of 63.7%. The main increase in operating profit mainly derives from higher profits from changes in fair value of investment property in this period compared to corresponding period last year.

Finance costs, net in the first nine months of 2014 amounted to NIS 159.4 million (U.S. $43.1 million) as compared to net finance costs of NIS 209.3 million in the first nine months of 2013. The decrease in finance costs, net derives from the impact of the CPI on the Company's financial liabilities some of which were CPI linked (in this period, the CPI increased at a rate of 0.1% compared to an increase of 2.0% in the corresponding period last year) and from a decrease in the prime rate.

Taxes on income tax benefit in the first nine months of 2014 amounted to NIS 2.3 million (U.S. $0.6 million) as compared to tax benefit of NIS 19.8 million in the first nine months of 2013.

Loss from continuing operation in the first nine months of 2014 loss amounted to NIS 25.9 million (U.S. $7.0 million) compared to a loss of NIS 99.6 million in the first nine months of 2013. The loss from continuing operations in the first nine months of 2014 attributed to the Company's shareholders amounted to NIS 55.1 million (U.S. $14.9 million) or NIS 0.83 per share (U.S. $0.22) and the income from continuing operations attributed to non-controlling interests amounted to NIS 29.2 million (U.S. $7.9 million).

Net loss from discontinued operation in this period amounted to NIS 3.1 million (U.S. $0.8 million) or NIS 0.05 per share (U.S. $0.01) compared to a loss of NIS 13.0 million in the first nine months of 2013.

13

Cash flows for the first nine months of 2014

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 477.9 million (U.S. $129.3 million) in the first nine months of 2014 compared to NIS 617.0 million from operating activities in the comparable period last year. The main decrease derives from changes in working capital in the amount of NIS 35.2 million (U.S. $9.5 million), from measures taken by Dor Alon to reduce customer credit days and inventories and from tax refunds of NIS 46.9 million received in the comparable period last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 111.9 million (U.S. $30.3 million) in this period as compared to net cash used in investing activities of NIS 229.2 million in the first nine months of 2013. Cash flows used in investing activities in this period mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 251.6 million (U.S. $68.1 million), grant of long term loans, net of NIS 67.1 million (U.S. $18.2 million) and was offset by proceeds from realization of property and equipment and investment property of NIS 55.4 million (U.S. $15.0 million), and interest received of NIS 11.3 million (U.S. $3.1 million). In the first nine months of 2013 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 180.7 million, investment in marketable securities in the amount of NIS 258.6 million, net of proceeds from realization of securities in the amount of NIS 146.5 million, grant of long term loans of NIS 22.9 million and was offset by proceeds from realization of investment property of NIS 51.3 million, collection of long term loans of NIS 18.8 million and interest received of NIS 17.2 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 414.6 million (U.S. $112.2 million) in this period as compared to net cash flows used in financing activities of NIS 317.9 million in the corresponding period last year. The cash flows used in financing activities this period mainly included repayment of long term loans of NIS 475.3 million (U.S. $128.6 million), repayment of debentures of NIS 409.7 million (U.S. $110.9 million) interest payments of NIS 158.9 million (U.S. $43.0 million), decrease in short term bank credit of NIS 95.5 million (U.S. $25.8 million), and a dividend payment to non-controlling interests of NIS 40.3 million (U.S. $10.9 million) and was offset by receiving long term loans of NIS 609.0 million (U.S. $164.8 million) and issuance of debentures of NIS 156.0 million (U.S. $42.2 million). The net cash flows used in financing activities in the first nine months of 2013 included mainly interest payments of NIS 188.7 million, decrease in short term bank credit, net of NIS 291.1 million, repayment of debentures of NIS 486.9 million, repayment of long term loans of NIS 161.5 million and dividend payment to non-controlling interests of NIS 15.2 million and was offset by issuance of debentures of NIS 564.4 million and receipt of long term loans of NIS 222.6 million.

14

Additional Information

Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[4]

In the third quarter of 2014 adjusted EBITDA was NIS 136.5 million (U.S. $36.9 million) (4.7% of revenues) compared to NIS 127.1 million (4.2% of revenues) in the third quarter of 2013 and compared to NIS 110.4 million in the second quarter of this year (3.8% of revenues).

In the first nine months of 2014 adjusted EBITDA was NIS 331.7 million (U.S. $89.8 million) (3.9% of revenues) compared to NIS 342.5 million (3.8% of revenues) in the comparable period of 2013.

Events during the reporting period

Fueling and Commercial sites segment

a.	As of September 30, 2014, Dor Alon operated 208 fueling stations and 215 convenience stores in various formats.

b.	In February 2014, in a joint company owned in equal shares by Dor Alon and a third party, an allocation of land was approved in the southern industrial region of Herzliya, which allows, under the approved urban building scheme, the establishment of a project at a scope of 52,000 square meters, a main area designated for employment. The allocation is subject to several conditions including a payment of capitalized lease fees. The joint company acts to submit an objection on the capitalization fee amount and the continued completion of the transaction with the Land Administration Office.

4 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees and share in EBITDA of branches which were resolved to cease their operation and accumulated revaluation profits of real estate properties that were realized in the period and capital gains from realizing real estate properties that were self-used. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

15

c.	In June 2014, a 55% held subsidiary of Dor Alon completed to convert the power station in Sugat plant in southern Israel to natural gas and commenced to supply steam to Sugat plant.

Supermarkets segment

a.	As of September 30, 2014, Mega operated 206 supermarkets under different formats. The results of branches which were resolved to cease their operations are included in the adjustments of segment reporting.

b.	As of September 30, 2014, the Company operated branches in a total area of 333,300 sq.m. In the first nine months of 2014, nine branches with a total area of 23,300 sq.m were closed and two branches with a total area of 3,800 sq.m were opened. In addition, during the first nine months, commercial spaces in branches at a total area of 9,900 sq.m were reduced.

Sales per square meter in the Supermarkets segment in the third quarter of 2014 amounted to NIS 4,494 (U.S. $1,216) compared to NIS 4,390 in the corresponding quarter last year.
Sales per square meter in the Supermarkets segment in the first nine months of 2014 amounted to NIS 13,308 (U.S. $3,602) compared to NIS 13,195 in the corresponding period last year.

c.	In the reporting period, the Company classified costs of purchasing inventory and supply chain from selling, general and administrative expenses to cost of sales. Comparative figures were classified accordingly.

d.	Following the strategic plan, Mega signed an agreement in principle to transfer the activity of 8 branches with a total area of 25,000 sq.m. Under the agreement, the purchaser will have the option to use the purchasing and supply services of Mega for the branches in respect of the transferred activity and Mega has the option to repurchase these branches at the end of the period defined in the MOU. Until the report date, 4 branches were transferred and the remaining branches will be transferred until the year end.

e.	In March 2014, the Knesset adopted new legislation in favor of "Promoting Competition in the Food Industry" (the "Food Law"). The Food Law includes, among other things, regulation of operations of suppliers and retailers, application of geographic competition regions and provisions related to increasing the transparency of prices. To the date of this report, the Company can not evaluate the future implications of the Food Law on its results.

16

Houseware and textile segment

As of September 30, 2014, the Company operates 114 stores (of which 11 franchised) according to the following breakdown: Na'aman – 66 stores, Vardinon – 48 stores.

Real Estate segment

a.	On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million. The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million and the balance of NIS 40 million was paid to non-controlling interests and was included in the statements of cash flows used in financing activities under the line item "dividend paid to non-controlling interests". The holding rate of the Company in BSRE, after the purchase offer, is 74.71%.

b.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 686 sale agreements with a scope of NIS 1,697 million (including VAT) and received advances of NIS 1,112 million (including VAT).

17

Commercial spaces in the mall

As of September 30, 2014, lease agreements were signed or are to be signed for 56% of the commercial spaces.

c.	On March 31, 2014, BSRE entered into an agreement with Harel Investments, Insurance and Financial Services Ltd. for obtaining a credit of up to NIS 105 million to finance the BSRE's share in the establishment of the office building in Ra'anana. The amounts used from the credit line will be considered as a loan and will bear variable interest linked to the prime rate. The loan principal is payable in 15 years effective from May 2015. To secure the loan, BSRE pledged its rights in the office building including related rights. The agreement prescribed terms allowing the lenders to put up the loan for immediate repayment, including financial covenants with respect to the project.

d.	Logistic center in Kibbutz Eyal

In June 2014, the construction of the logistic center in Kibbutz Eyal was completed with an area of 28,000 sq.m.

The logistic center was established by a company jointly controlled by BSRE and a third party. At the beginning of July 2014 Mega commenced the operation of the logistic center according to the lease agreement between them.

e.	Point Wells

On April 10, 2014, the Supreme Court of Washington State approved for BSRE's subsidiary a vested right to develop real estate according to "Urban Center" zoning in a scope of 3,000 residential units, public areas and development plans.

f.	Givon Parking Lot – Tel Aviv

The parking lot was established by BSRE and a third party via a jointly controlled company and it includes 1,000 parking spaces. The parking lot obtained a temporary form 4 and is expected to open in the third quarter of this year.

18

Other segment

Diners

Collaboration agreement between Diners and El Al

In June 2014, Diners (a 49% held associate) entered into an agreement with El Al Israel Airlines Ltd. (El Al) to issue credit card of the "FLY CARD" brand. The credit cards will confer on the card holders unique benefits which include among others, accumulating frequent flyer points of El Al for making transactions in the FLY CARD credit cards.

In addition, an agreement was signed between YOU club and El Al under which FLY CARD holders of Diners will be members of the YOU club and will enjoy an accelerated points accumulation for their purchases in the group's points of sale such as: YOU, Mega, Dor Alon, Alonit, Na'aman Vardinon, C Espresso and more.

Updating Diners agreement

On September 23, 2014, the Company, Diners and Israel Credit Cards Ltd. (CAL) approved changes in the agreement for the purchase of Diners shares from CAL under the conditions of YOU club agreement which include, among others, extending the club agreement until 2019 and modifications for the determining the value of Diners' share if CAL will repurchase such shares in certain cases as detailed in the agreement.

Dividend distribution by Diners

On September 30, 2014, Diners distributed a dividend of NIS 100 million under the conditions prescribed in the share sale agreement.

19

General

Cash balances deposit agreement between the Company and BSRE

In April 2014, monetary balances agreement for three years between the Company and BSRE was approved. Under the agreement, the Company may receive or deposit in BSRE up to NIS 150 million on ON-CALL terms. The Company will provide BSRE, as collateral, a fixed charge on BSRE shares owned by the Company such that the total value of collaterals will not fall below 2. If the rating of the Company's bonds will be lowered by three rating levels, the maximum loan amount that BSRE may deposit in the Company will be reduced.

Sale of Kfar Hasha'shuim

In February 2014, BEE group completed the sale of 65% of its holdings in Kfar Hasha'shuim ,which was classified as discontinued operations, for NIS 13 million which will be payable under the terms of the agreement. BEE group granted the purchaser an option to purchase its remaining holdings in Kfar and the purchaser granted an option to sell him the remaining investment under the terms of the agreement.

The Company will continue to provide in favor of Bank Hapoalim a comfort letter for the balance of the credit facility of Kfar Hasha'shuim and at the same time the purchaser signed the collateral in respect of the account. In addition, the purchaser committed to decrease every year the debt to the bank and upon the completion of the purchase of all shares by the purchaser, the comfort letter in favor of the bank will expire.

Following is the Company's share in the results of Kfar until the consummation date of the transaction. No gain or loss resulted to the Company from the realization of operations.

	Operating results until the consummation date of the transaction	Nine months ended September 30	Year ended December 31
	2014	2013	2013
	NIS in thousands
Sales	22,155	95,707	114,837
Gross profit	3,329	17,730	23,829
Operating income (loss)	(2,092)	(2,730)	(8,375)
Loss included in loss from discontinued operation in profit and loss	(3,065)	(12,966)	(29,994)

20

Cash flows used in sale of Kfar:

NIS in thousands
Investments in associate	(7,000)
Other long-term receivables	(9,000)
Assets of disposal groups classified as held for sale	93,680
Liabilities of disposal groups classified as held for sale	(79,769)
Cash flows used in sale of Kfar	(2,089)

New Director Appointments

The Company appointed Dr. Dan Weiss, Yonel Cohen and Oded Rubinstein as directors in the Company.

Dr. Dan Weiss has been a faculty member at the Faculty of Management of Tel Aviv University since 2003 and is a certified CPA. He received a B.Sc.I.E. in Industrial Engineering and Management from Technion – Israel Institute of Technology, an MBA from Tel Aviv University, and a PhD in managerial economics from Tel Aviv University.

Mr. Cohen was Group Chief Executive Officer of Migdal Insurance and Financial Holdings Ltd. from 2008 until 2013 and holds a Bachelor of Sciences in Mathematics and Computer Sciences from Tel-Aviv University.

Mr. Rubinstein Oded serves as Chief Executive Officer of the Mishkey Hanegev Aguda Shitufit Merkazit l'haklaut ltd. and holds a Bachelor in economics and management from Ruppin Academic Center and MBA from Ben Gurion- Beer Sheva University.

Issuance of bonds

a.	On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of bonds (Series B) (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of bonds (Series E) at a par value of NIS 265 million. The exchange had no effect on the statement of income.

b.	On March 18, 2014, Midroog ratified the rating of P-1 for commercial securities of the Company and also lowered the rating of bonds Series A and C of the Company to A3 stable. In addition, Midroog approved for the Company the issuance of bonds at a scope of NIS 150 million by expanding Series C or a new series.

21

c.	On April 3, 2014, bonds (Series C of the Company) were expanded by way of a private placement of NIS 150 million par value of bonds (Series C) to institutional investors at a price of 101.3% of their par value, reflecting a return of 3.8%.

Subsequent events

a.	On November 12, 2014, BSRE declared a dividend distribution of NIS 50 million to be paid on December 8, 2014. The Company's share amounts to NIS 37.3 million (U.S. $ 10.1 million).

b.	On November 17, 2014, Dor Alon declared a dividend distribution of NIS 30 million to be paid on December 9, 2014. The Company's share amounts to NIS 23.5 million (U.S. $ 6.4 million).

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2014: U.S. $1.00 equals NIS 3.695. The translation was made solely for the convenience of the reader.

22

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 208 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 206 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

23

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

24

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	322,579	339,769	269,999	73,071
Investment in securities	498,779	446,886	437,623	118,437
Short-term bank deposits	93,803	92,078	89,907	24,332
Trade receivables	1,221,932	1,259,665	1,148,930	310,942
Other accounts receivable including current maturities of loans receivable	286,661	467,361	545,669	147,678
Derivative financial instruments	792	655	7,562	2,047
Assets classified as held for sale	-	45,600	-	-
Assets of disposal groups classified as held for sale	99,166	122,906	-	-
Income taxes receivable	25,223	23,857	8,866	2,399
Inventories	602,013	582,442	559,843	151,514
	3,150,948	3,381,219	3,068,399	830,420

NON-CURRENT ASSETS:
Investments accounted for using equity method	962,767	964,606	966,796	261,650
Derivative financial instruments	5,517	3,787	5,436	1,471
Real estate inventories	106,780	106,615	118,627	32,105
Investments in securities	60,259	55,939	72,831	19,711
Loans receivable, net of current maturities	166,926	200,311	131,374	35,555
Property and equipment, net	2,535,084	2,568,043	2,464,345	666,940
Investment property	770,490	632,494	914,620	247,529
Intangible assets, net	1,203,725	1,218,531	1,174,431	317,843
Other long-term receivables	32,612	34,932	35,557	9,623
Deferred taxes	167,376	163,286	204,044	55,221
	6,011,536	5,948,544	6,088,061	1,647,648
Total assets	9,162,484	9,329,763	9,156,460	2,478,068

25

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks and others	829,812	843,727	726,752	196,685
Current maturities of debentures and convertible debentures	610,354	605,731	467,761	126,593
Current maturities of long-term loans from banks	251,089	226,738	290,326	78,573
Trade payables	1,235,627	1,341,470	1,337,666	362,021
Other accounts payable and accrued expenses	637,258	786,678	876,587	237,236
Customers' deposits	28,469	28,504	27,855	7,539
Derivative financial instruments	6,484	10,283	6,981	1,889
Income taxes payable	3,199	2,382	15,590	4,219
Provisions	59,190	59,328	52,722	14,267
Liabilities of disposal groups classified as held for sale	85,556	90,711	-	-
	3,747,038	3,995,552	3,802,240	1,029,022

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,273,571	1,233,600	1,359,871	368,030
Convertible debentures, net of current maturities	61,486	61,733	30,989	8,387
Debentures, net of current maturities	2,208,228	2,159,814	2,141,170	579,478
Other liabilities	129,292	134,007	114,473	30,981
Derivative financial instruments	2,847	3,375	1,775	480
Liabilities in respect of employee benefits, net of amounts funded	71,304	66,806	55,299	14,966
Deferred taxes	183,703	170,827	197,892	53,557
	3,930,431	3,830,162	3,901,469	1,055,879
Total liabilities	7,677,469	7,825,714	7,703,709	2,084,901

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	21,619
Additional paid-in capital	1,219,279	1,219,279	1,219,279	329,981
Other reserves	34,575	33,419	59,662	16,147
Accumulated deficit	(279,611)	(257,683)	(337,741)	(91,405)
	1,054,124	1,074,896	1,021,081	276,342
Non-controlling interests	430,891	429,153	431,670	116,825
Total equity	1,485,015	1,504,049	1,452,751	393,167
Total liabilities and equity	9,162,484	9,329,763	9,156,460	2,478,068

26

ALON BLUE SQUARE ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

						Convenience
						translation for
	Year ended December 31,	Nine months ended September 30,		Three months ended September 30,		the nine months ended September 30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	14,860,869	11,253,619	10,741,201	3,765,675	3,649,551	2,906,956
Less – government levies	2,974,529	2,204,221	2,252,029	755,644	762,100	609,480
Net revenues	11,886,340	9,049,398	8,489,172	3,010,031	2,887,451	2,297,476
Cost of sales	*9,312,832	*7,097,498	6,592,867	*2,333,734	2,237,170	1,784,266
Gross profit	2,573,508	1,951,900	1,896,305	676,297	650,281	513,210
Selling, general and administrative expenses	*2,472,855	*1,880,981	1,863,641	*638,869	642,102	504,369
Other gains	3,049	111	66,833	21	66,410	18,087
Other losses	(24,567)	(17,951)	(12,984)	(7,625)	(443)	(3,513)
Increase in fair value of investment property, net	47,589	15,687	19,972	4,441	2,640	5,405
Share in gains of associates	27,211	21,155	24,650	18,236	3,289	6,671
Operating profit	153,935	89,921	131,135	52,501	80,075	35,491
Finance income	78,168	62,703	51,736	25,586	18,480	14,002
Finance expenses	(332,184)	(272,001)	(211,126)	(106,149)	(82,360)	(57,138)
Finance expenses, net	(254,016)	(209,298)	(159,390)	(80,563)	(63,880)	(43,136)
Profit (loss) before taxes on income	(100,081)	(119,377)	(28,255)	(28,062)	16,195	(7,645)
Taxes on income (tax benefit)	(12,667)	(19,771)	(2,334)	(6,263)	4,188	(632)

Profit (loss) from continued operations	(87,414)	(99,606)	(25,921)	(21,799)	12,007	(7,013)
Loss from discontinued operation	(29,994)	(12,966)	(3,065)	(2,966)	-	(829)
	(117,408)	(112,572)	(28,986)	(24,765)	12,007	(7,842)
Attributable to:
Equity holders of the Company	(145,695)	(127,866)	(58,140)	(30,353)	1,900	(15,735)
Non-controlling interests	28,287	15,294	29,154	5,588	10,107	7,893

Profit (loss) per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(1.75)	(1.74)	(0.83)	(0.42)	0.03	(0.23)
Discontinued operations	(0.45)	(0.20)	(0.05)	(0.04)	-	(0.01)
	(2.20)	(1.94)	(0.88)	(0.46)	0.03	(0.24)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954	65,954

* Reclassified – see event during the reporting period in Supermarkets segment.

27

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

						Convenience
						translation
						for the nine
						months
						ended
	Year ended	Nine months ended		Three months ended		September
	December 31,	September 30,		September 30,		30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) before taxes on income from continuing operations	(100,081)	(119,377)	(28,255)	(28,062)	16,195	(7,645)
Net loss from discontinued operation (before taxes)	(29,994)	(12,966)	(3,065)	(2,966)	-	(829)
Income tax received (paid), net	44,258	46,893	(3,274)	3,590	(7,049)	(886)
Adjustments for cash generated from operations	690,511	702,414	512,511	140,905	134,553	138,703
Net cash provided by operating activities	604,694	616,964	477,917	113,467	143,699	129,343
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140,007)	(101,620)	(171,056)	(45,856)	(63,513)	(46,294)
Purchase of investment property	(91,041)	(67,480)	(62,927)	(20,922)	(21,586)	(17,030)
Purchase of intangible assets	(12,556)	(11,616)	(17,671)	(2,912)	(8,238)	(4,782)
Proceeds from collection of short-term bank deposits, net	2,343	4,068	3,896	3,455	(3,833)	1,054
Proceeds from sale of property and equipment	21,186	2,421	46,605	247	45,974	12,613
Proceeds from sale of investment property	51,279	51,279	8,750	-	2,250	2,368
Proceeds from sale of marketable securities	220,264	146,542	236,482	31,700	115,642	64,001
Investment in marketable securities	(379,150)	(258,640)	(167,238)	(112,139)	(91,688)	(45,261)
Investment and loans to associates	(36,685)	(7,230)	(5,660)	136	(964)	(1,532)
Grant of long term loans	(24,258)	(22,876)	(67,149)	(36)	(2,862)	(18,173)
Collection of long-term loans	99,435	18,771	74,778	1,775	51,281	20,238
Discontinuance of consolidation	-	-	(2,089)	-	-	(565)
Interest received	18,923	17,209	11,341	4,304	2,462	3,069
Net cash provided by (used in) investing activities	(270,267)	(229,172)	(111,938)	(140,248)	24,925	(30,294)

28

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

						Convenience
						translation
						for the nine
						months ended
	Year ended	Nine months ended		Three months ended		September
	December 31,	September 30,		September 30,		30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	(30,723)	(15,218)	(40,286)	-	-	(10,902)
Issuance of debentures	732,185	564,367	156,047	324,187	-	42,232
Repayment of debentures	(601,147)	(486,930)	(409,693)	(343,396)	(263,475)	(110,878)
Receipt of long-term loans	392,000	222,614	609,013	135,761	385,999	164,821
Repayment of long-term loans	(263,151)	(161,469)	(475,326)	(46,791)	(368,150)	(128,640)
Short-term credit from banks and others, net	(301,789)	(291,132)	(95,488)	(170,073)	(70,550)	(25,842)
Transactions with non-controlling interests in subsidiary without loss of control	50,338	48,292	-	(419)	-	-
Settlement of forward contracts	(9,768)	(9,717)	-	-	-	-
Interest paid	(250,417)	(188,724)	(158,922)	(59,923)	(46,526)	(43,010)
Net cash used in financing activities	(282,472)	(317,917)	(414,655)	(160,654)	(362,702)	(112,219)
INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	51,955	69,875	(48,676)	(187,435)	(194,078)	(13,170)
Translation differences on cash and cash equivalents	(9)	(24)	2	(23)	3	1
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	259,045	259,045	310,991	516,354	456,392	84,166
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	310,991	328,896	262,317	328,896	262,317	70,997

29

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

						Convenience
						translation
						for the nine
						months
						ended
	Year ended	Nine months		Three months		September
	December 31,	ended September 30,		ended September 30,		30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	269,141	202,744	202,223	67,635	67,796	54,729
Increase in fair value of investment property, net	(47,589)	(15,687)	(19,972)	(4,441)	(2,640)	(5,405)
Share in profit of associates	(27,211)	(21,155)	(24,650)	(18,236)	(3,289)	(6,671)
Dividend received	10,030	8,750	35,074	4,231	28,890	9,492
Share based payment	(151)	(151)	-	-	-	-
Loss (gain) from sale and disposal of property and equipment, net	(2,631)	6,266	(58,635)	534	(61,132)	(15,869)
Provision for impairment of property and equipment, net	20,912	6,412	-	-	-	-
Loss (gain) from changes in fair value of derivative financial instruments	(8,675)	(2,741)	(6,400)	696	(8,031)	(1,732)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	59,929	58,931	(2,276)	37,298	6,712	(616)
Employee benefit liability, net	(7,631)	(2,589)	(12,521)	(2,657)	(3,158)	(3,389)
Increase in value of investment in securities, deposits and long-term receivables, net	(11,265)	(5,557)	(7,162)	(4,913)	(8,140)	(1,938)
Interest paid, net	224,462	166,790	141,589	51,356	41,930	38,319
Changes in operating assets and liabilities:
Investment in real estate inventories	(2,717)	(1,716)	(2,638)	(693)	(866)	(714)
Decrease in trade receivables and other accounts	169,936	(43,719)	(125,446)	(112,293)	(139,487)	(33,950)
Increase (decrease) in trade payables and other accounts payable	(9,850)	277,086	348,060	122,359	206,159	94,197
Decrease in inventories	53,821	68,750	45,265	29	9,809	12,250
	690,511	702,414	512,511	140,905	134,553	138,703

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment on credit	48,249	21,157	-	21,157	-	-
Proceeds from sale of property and equipment on credit	-	-	17,540	-	17,540	4,747

30

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	September 30,		September 30,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	36,974	1,933	114,287	30,930
Investment in securities	135,322	71,749	138,344	37,441
Total assets	172,296	73,682	252,631	68,371
Short term and Long-term debt:
Short term loans from banks	167,748	167,761	112,736	30,510
Current maturities of debentures	112,641	105,303	48,007	12,992
Commercial papers	120,403	120,431	120,321	32,563
Long term loans from banks	141,894	159,787	142,123	38,464
Debentures	226,147	191,993	364,515	98,651
Total debt	768,833	745,275	787,702	213,180
Equity:
Equity attributable to equity holders of the company:	1,054,124	1,074,896	1,021,081	276,342
Total debt, net	(596,537)	(671,593)	(535,071)	(144,809)

*	Net of grant of loans or loans received from subsidiaries

31

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

						Convenience
						translation
						for the nine
						months ended
	Year ended	Nine months		Three months		September
	December 31,	ended September 30,		ended September 30,		30,
	2013	2013	2014	2013	2014	2014
	NIS in thousands					U.S. dollars in thousands

Net profit (loss) from continuing operations	(87,414)	(99,606)	(25,921)	(21,799)	12,007	(7,013)
Taxes on income (tax benefit)	(12,667)	(19,771)	(2,334)	(6,263)	4,188	(632)
Share in gains of associates	(27,211)	(21,155)	(24,650)	(18,236)	(3,289)	(6,671)
Share in adjusted EBITDA of equity accounted investees	51,125	36,740	34,271	7,968	12,146	9,275
Share in EBITDA of branches which were resolved to cease their operation	29,460	20,938	31,719	2,797	19,859	8,584
Finance expenses, net	254,016	209,298	159,390	80,563	63,880	43,136
Other losses (income), net	21,518	17,840	(53,849)	7,604	(65,967)	(14,574)
Changes in fair value of investment property	(47,589)	(15,687)	(19,972)	(4,441)	(2,640)	(5,405)
Depreciation and amortization	269,141	202,744	202,223	67,635	67,796	54,729
Proceeds from sale of property*	11,300	11,300	30,844	11,300	28,544	8,347
Share based payment	(151)	(151)	-	-	-	-
Adjusted EBITDA	461,528	342,490	331,721	127,128	136,524	89,776

*	Comparative figures are represented and include gains from realization of properties. For further information see "Additional Information-Adjusted EBITDA"

32

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets – food retail, Fueling and Commercial sites, Houseware and textile, Real Estate in addition to other segment which includes mainly Cellular activity, the Company's share in the issuance and clearance activity of credit cards, the baby products sector and the logistic center in Beer Tuvia. The segments' results, as reviewed by the Chief Operating Decision Maker (CODM) include the operating profit before financial expenses from continuing operations, including the company's share in gains of associates and excluding impairment of excess costs. The segments' results for prior periods were adjusted in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of September 30, 2014, Mega Retail operated 206 supermarkets including branches which were resolved to cease their operation. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices). The results of branches which were resolved to cease their operation including comparative figures that were restated are included in the adjustments of segment results to consolidated profit or loss since the CODM reviews the Supermarkets segment without these branches. The allocation of costs attributed to the branches which were resolved to cease their operation was made based on direct costs and joint expenses that will be saved.

(3)	Houseware and textile –through its subsidiary, Na'aman Group (NV) Ltd. ("Na'aman), the Company is engaged as retailer and wholesaler in houseware and textile activities. As of September 30, 2014, Na'aman operated 114 stores, some through franchisees. Effective from this quarter, the Company presents in Houseware and textile segment Na'aman Group's houseware and textile activity. Other activities which were included in this segment are presented in others. Comparative figures were classified accordingly

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group, by Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector and by Bee Group Ltd.100% held subsidiary which operates the logistic center in Beer Tuvia.

33

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended September 30, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,274,473	1,418,158	72,492	13,249	29,168	79,911	-	2,887,451
Inter segment revenues	12,804	-	5,712	-	1,003	-	(19,519)	-
Gross profit (loss)	210,459	367,206	42,238	13,249	(96)	17,293	(68)	650,281
Depreciation and amortization	23,624	33,946	1,711	-	2,440	3,972	2,103	67,796
Segment profit	44,367	59,486	2,986	12,107	(5,016)	(18,568)	(11,509)	83,853
Unallocated corporate expenses								(3,778)
Financial expenses, net								(63,880)
Profit before taxes on income								16,195

	Three months ended September 30, 2013
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,292,448	1,468,554	69,163	9,789	28,242	141,835	-	3,010,031
Inter segment revenues	10,159	-	8,373	-	-	-	(18,532)	-
Gross profit (loss)	206,201	*391,593	40,110	9,789	(5,140)	33,257	487	676,297
Depreciation and amortization	22,675	34,696	1,304	-	2,621	4,583	1,756	67,635
Segment profit	40,461	26,301	(1,113)	22,529	(8,604)	(10,084)	(11,409)	58,081
Unallocated corporate expenses								(5,580)
Financial expenses, net								(80,563)
Loss before taxes on income								(28,062)

* Reclassified – see events during the reporting period in Supermarkets segment.

34

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

	Nine months ended September 30, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands
Net segment revenues	3,715,635	4,151,777	214,994	35,768	86,925	284,073	-	8,489,172
Inter segment revenues	31,424	-	18,312	-	3,047	-	(52,783)	-
Gross profit (loss)	602,604	1,065,627	128,542	35,768	(1,280)	65,051	(7)	1,896,305
Depreciation and amortization	67,637	103,843	4,822	-	7,649	11,967	6,305	202,223
Segment profit	109,853	68,705	10,517	58,613	(14,782)	(43,686)	(33,505)	155,715
Unallocated corporate expenses								(24,580)
Financial expenses, net								(159,390)
Loss before taxes on income								(28,255)

	Nine months ended September 30, 2013
							Adjustments
	Fueling and Commercial sites	Supermarkets		Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands
Net segment revenues	3,897,420	4,399,819		211,457	29,136	77,310	434,256	-	9,049,398
Inter segment revenues	26,673	-		20,836	-	-	-	(47,509)	-
Gross profit (loss)	593,022	1,126,536	*	122,399	29,136	(11,015)	91,105	717	1,951,900
Depreciation and amortization	66,101	105,656		4,143	-	7,978	13,599	5,267	202,744
Segment profit	112,419	55,127		952	35,763	(24,626)	(38,111)	(33,813)	107,711
Unallocated corporate expenses									(17,790)
Financial expenses, net									(209,298)
Loss before taxes on income									(119,377)

* Reclassified – see events during the reporting period in Supermarkets segment.

35

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2013
							Adjustments
	Fueling and Commercial sites	Supermarkets		Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,140,486	5,773,632		273,084	38,369	104,932	555,837	-	11,886,340
Inter segment revenues	39,385	-		27,467	-	2,577	-	(69,429)	-
Gross profit (loss)	788,619	1,481,685	*	158,163	38,369	(13,408)	119,010	1,070	2,573,508
Depreciation and amortization	88,142	138,930		5,935	-	10,436	18,675	7,023	269,141
Segment profit	138,566	99,245		(1,955)	75,015	(31,029)	(55,308)	(46,575)	177,959
Unallocated corporate expenses									(24,024)
Financial expenses, net									(254,016)
Loss before taxes on income									(100,081)

	Nine months ended September 30, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	U.S dollars in thousands
Net segment revenues	1,005,585	1,123,620	58,185	9,680	23,525	76,881	-	2,297,476
Inter segment revenues	8,504	-	4,956	-	825	-	(14,285)	-
Gross profit (loss)	163,086	288,397	34,788	9,680	(346)	17,605	-	513,210
Depreciation and amortization	18,305	28,104	1,305	-	2,070	3,239	1,706	54,729
Segment profit	29,730	18,594	2,846	15,863	(4,001)	(11,823)	(9,066)	42,143
Unallocated corporate expenses								(6,652)
Financial expenses, net								(43,136)
Loss before taxes on income								(7,645)

* Reclassified – see events during the reporting period in Supermarkets segment.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

November 26, 2014	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary